Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

May 16, 2011

Max A. Webb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd.
Post-Effective Amendment No. 5 on Form F-3 to
Registration Statement on Form F-1
Filed May 3, 2011
File No. 333-166860

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated May 11, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing an amended Registration Statement on Form F-3 for the Company (the “Amended F-3”) reflecting the responses of the Company.

In order to facilitate the review by the Securities and Commission’s staff (the “Staff”) of the Amended F-3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-3.

[remainder of page intentionally left blank]

Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission May 16, 2011 Page 2

Selected Historical Consolidated and Combined Financial Information, page 5

1.
Refer to the unaudited, pro forma consolidated and combined statements of operations on page 6.  Please revise your descriptive narrative to clarify the fact that you have assumed the acquisition of King’s occurred on January 1 of the year ended December 31, 2010.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 6 of the Amended F-3.

Unaudited Pro Forma Consolidating Statement of Operations, page 10

2.
Refer to Note (1) of the Pro Forma Adjustments on page 11.  Please expand this explanation to identify, quantify and disclose the useful life of each intangible asset.  The information provided should enable the reader to recompute the balance of pro forma consolidated amortization of intangibles for the year ended December 31, 2010.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 12 of the Amended F-3.

Risk Factors, page 12

3.
Refer to your discussion of risks associated with goodwill and other intangibles on pages 16 and 17.  Please expand your disclosure to also clearly indicate that a significant impairment charge would have a material adverse impact upon your financial condition and results of operations.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 18 of the Amended F-3.

4.
Refer to your discussion of the risks associated with “the recent scrutiny involving U.S.-listed Chinese companies” on page 19.  The “Risk Factors” discussion should identify the most significant factors that make your offering speculative or risky and should facilitate the reader’s understanding of how you could be affected by those risks.  The discussion should not present risks that could apply to any issuer or offering.  Accordingly, if recent scrutiny may cause you to hire additional people to improve reporting capability and that action will decrease profitability and/or if the resulting effort to improve controls could result in management having less time to spend on operational matters, these matters should be included within your discussion of “Risk Factors.” However, your current discussion appears to consist of statements that do not appropriately relate cause and effect.  We refer, for example, to your representation that “If such allegations were proven to be true business operations would be severely damaged and your investment in our shares could become worthless.” Please revise your discussion of this risk factor to be consistent with the disclosure objectives of Item 503(c) of Regulation S-K.

Max A. Webb Securities and Exchange Commission May 16, 2011 Page 3

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to page 20 of the Amended F-3.

Exhibits

5.	Please file your profit interest agreements and gaming promoter agreements as exhibits to your next amendment.

COMPANY RESPONSE: The profit interest agreements and gaming promoter agreements have been filed as exhibits to the Amended F-3.

[Signature Page Follows]

Max A. Webb Securities and Exchange Commission May 16, 2011 Page 4

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP